

December 13, 2010

Randolph L. Hutto
General Counsel
American Safety Insurance Holdings, Ltd.
31 Queen Street
2nd Floor
Hamilton, Bermuda HM11

> **Re: American Safety Insurance Holdings, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A filed April 29, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 001-14795**

Dear Mr. Hutto:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brinkley Dickerson, Esq.
Troutman Sanders LLP
600 Peachtree Street, NE Suite 5200
Atlanta, Georgia 30308-2216